August 18, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Principal Exchange-Traded Funds
Issuer CIK: 0001572661
Issuer File Number: 333-201935/811-23029
Form Type: 8-A12B
Filing Date: August 18, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Principal Equity Premium Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications